Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

								Threee Months
								Ended
	Year Ended December 31,							March 31,
	2007		2008		2009	2010	2011	2012
Earnings
Pre-tax income *	$52,655		$146,238		$(219,068)	$(109,562)	$(223,053)	$(18,759)
Fixed charges	28,162		33,772		53,535	60,003	62,002	16,042
Total Earnings	$80,817		$180,010		$(165,533)	$(49,559)	$(161,051)	$(2,717)

Fixed Charges
Interest expense	$23,717		$27,614		$47,545	$55,063	$58,199	$15,032
Rental Interest Factor	4,445		6,158		5,990	4,940	3,803	1,010
Total Fixed Charges	$28,162		$33,772		$53,535	$60,003	$62,002	$16,042

Ratio of Earnings to Fixed Charges	2.9	x	5.3	x	**	**	**	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.

**	During 2009, 2010, 2011 and the three months ended March 31, 2012, earnings were deficient by $165,533, $49,559, $161,051 and $2,717, respectively, regarding the coverage of fixed charges